

July 1, 2013

Via E-mail
David W. Crane
President and Chief Executive Officer
NRG Yield, Inc.
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Yield, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 21, 2013**
> **File No. 333-189148**

Dear Mr. Crane:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Pro Forma Financial Data, page 25

1. We note on page 26 you have included pro forma interest expense of $15 million for the 3 months ended March 31, 2013, and that income statement currently does not foot. Further, it does not agree to interest expense within your reconciliation to Adjusted EBITDA on page 28. Please revise or advise.

2. We note your use of Net income as the most directly comparable GAAP financial measure in your reconciliation to Adjusted EBITDA on page 28, which is consistent with Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website. However, it appears that you have utilized Net income attributable to Yield Inc. in the Pro Forma columns within the Net Income line item of your reconciliation to Adjusted EBITDA whereas Non-Pro Forma columns utilize Net Income. Please explain or revise.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director